UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020 and the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9, as amended. This Amendment No. 4 is being filed to reflect certain updates as presented below.

Explanatory Note

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to mitigate the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9, as amended. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The fourth paragraph under the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” is amended by adding the following to the end of the paragraph:

The standstill restrictions placed on Nestlé Health Science set forth in the Standstill Agreement would terminate upon, among other things, (i) the Company’s entry into an alternative transaction with another third party involving a sale of all or substantially all of the Company’s assets or a transaction in which the beneficial ownership of at least 50% of the voting power of the Company was transferred to a third party or (ii) the submission of any bona fide offer by any third party to acquire all or a substantial portion of the securities or assets of the Company (excluding any offer with respect to which the Company elects not to engage in substantive negotiations).

•

The twenty-fourth paragraph (beginning with “Later on August 4, 2020,…”) under the section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” is amended by adding the following to the end of the paragraph:

Aimmune’s management determined not to enter into standstill agreements with the five parties selected for the market check or any other potentially interested third parties.

•	The following paragraph is inserted after the first sentence in the ninth paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of J.P. Morgan Securities LLC”:

The full text of such presentation has been attached as an exhibit to the Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the proposed Transaction and is incorporated by reference herein in its entirety. The summary of J.P. Morgan’s analyses and reviews provided below is qualified in its entirety by reference to the full text of the presentation, and the Company’s stockholders are encouraged to read the written presentation carefully and in its entirety. The presentation is filed as Exhibit (c)(3) to the Company’s Schedule 13E-3 filed with the SEC on September 14, 2020. The Company has made information relating to the Offer available online at https://ir.aimmune.com/ and the Company has filed this Schedule 14D-9 and the Schedule 13E-3, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

•

The following sentence is added immediately after the first sentence in the second paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of J.P. Morgan Securities LLC—Public Trading Multiples Analysis”:

The firm value of the Company used was $688 million, calculated as an equity value of $867 million minus a net cash amount of $179 million (based on a cash amount of $318 million and a debt amount of $139 million), which reflect cash and debt balances as of June 30, 2020.

•

The table provided after the first paragraph under the heading “Opinions of the Company’s Financial Advisors— Opinion of J.P. Morgan Securities LLC—Public Trading Multiples Analysis” is amended and restated in its entirety to read as follows by adding the new columns of “FV ($mm)” and “2024E Revenue ($mm)”:

Company	FV ($mm)	2024E Revenue ($mm)	FV/2024E Revenue Multiple
Aimmune Therapeutics, Inc.	$688	$847	0.8x
Global Blood Therapeutics, Inc.	$3,565	$1,270	2.8x
Biohaven Pharmaceutical Holding Co. Ltd.	$3,755	$1,292	2.9x
GW Pharmaceuticals plc	$2,832	$1,405	2.0x
Revance Therapeutics, Inc.	$1,771	$526	3.4x
Intra-Cellular Therapies, Inc.	$823	$831	1.0x
Zogenix, Inc.	$848	$493	1.7x
Esperion Therapeutics, Inc.	$662	$676	1.0x
Median(1)			2.0x

(1)	The Company is excluded from the calculation of the median.

•

The table provided after the second paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of J.P. Morgan Securities LLC—Selected Transaction Analysis” is amended and restated in its entirety to read as follows by adding the new columns of “Firm Value ($bn)” and “Equity Value ($bn)” as shown below:

Announcement Date	Acquiror	Target	Firm Value ($bn)	Equity Value ($bn)	FV/CY+5 Revenue Multiple
09/16/2019	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.	$1.4	$1.5	2.5x
01/07/2019	Eli Lilly and Company	Loxo Oncology, Inc.	$7.4	$8.0	10.4x
12/03/2018	GlaxoSmithKline plc	TESARO, Inc.	$4.9	$4.9	2.6x
01/29/2018	Sanofi S.A.	Ablynx N.V.	$4.2	$4.7	6.5x
07/21/2016	Galenica AG	Relypsa, Inc.	$1.4	$1.5	2.7x
05/16/2016	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	$5.1	$5.5	4.2x
11/06/2015	Astrazeneca PLC	ZS Pharma, Inc.	$2.5	$2.7	3.1x
06/17/2015	Allergan plc	KYTHERA Biopharmaceuticals, Inc.	$2.0	$2.2	4.0x
03/30/2015	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.	$3.2	$3.5	4.7x
07/16/2012	GlaxoSmithKline plc	Human Genome Sciences, Inc.	$3.3	$3.5	3.0x
Mean					4.4x
Median					3.5x

•

The first paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of J.P. Morgan Securities LLC—Discounted Cash Flow Analysis” is amended and restated in its entirety as follows:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate during calendar years 2020 through 2035 (as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information,” which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying perpetual growth rates ranging from negative 40% to negative 20%, based on guidance provided by the Company’s management, to estimates of unlevered free cash flow of the Company during calendar year 2035 as provided in the Company Management Projections. The unlevered free cash flow estimates and the range of terminal values were then discounted by J.P. Morgan to present value as of August 27, 2020 using discount rates ranging from 10.0% to 14.0%. This range of discount rates was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company, which included, among other considerations, an analysis of the cost of equity and cost of debt of the Company using publicly available information and J.P. Morgan’s judgment. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by adding net cash as of June 30, 2020 in the amount of $179 million. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding Shares, calculated on a fully-diluted basis (consisting of 70.7 million basic Shares, including conversion of shares of Series A Preferred Stock, and fully-diluted Shares outstanding, including Company Options and Company RSUs determined using the treasury stock method) and adjusted for the Company’s assumed future equity raise of $125 million in gross proceeds in 2021, to derive a range of implied equity values per Share (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price and to the closing price per Share as of August 27, 2020, as follows:

Implied Equity Value per Share Reference Range	Offer Price	08/27/2020 Closing Price per Share
$23.50 - $34.00	$34.50	11.99

•

The first paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Financial Analyses—Discounted Cash Flow Analysis” is amended and restated in its entirety as follows:

Using the projections and assumptions relating to the Company’s future performance prepared by management of the Company and furnished to Lazard for the purposes of its financial analysis, which are referred to in this section as the “Company Management Projections,” and which are summarized in the section entitled Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information,” Lazard performed a discounted cash flow analysis of the Company’s product candidate segments as listed below on a sum-of-the-parts basis, under the case included in the Company Management Projections.

•	U.S. Palforzia Pediatric

•	U.S. Palforzia Adult

•	EU Palforzia Pediatric

•	U.S. AR401

•	U.S. AIMab7195

•

The third paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Financial Analyses—Discounted Cash Flow Analysis” is amended and restated in its entirety as follows:

For purposes of this analysis, Lazard calculated a range of enterprise values for the Company by discounting to present value, utilizing discount rates ranging from 10.0% to 12.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain Company-specific metrics and metrics for the financial markets generally, including capital structure, levered and unlevered betas for a comparable group of companies, market risk and tax rates) and using the mid-year convention, (i) the estimated probability-adjusted, after-tax unlevered free cash flows to be generated by the Company from September 30, 2020 through the end of the terminal year of 2035; and (ii) a range of terminal values for the Company.

•

The fifth paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Financial Analyses—Discounted Cash Flow Analysis” is amended and restated in its entirety as follows:

Lazard then added to the range of enterprise values the estimated net cash of the Company in the amount of approximately $116 million as of September 30, 2020 to derive a range of total equity values for the Company. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of the Company by the number of fully diluted Shares (approximately 75.3 million), as calculated based on information provided by the Company with respect to dilutive securities outstanding as of August 26, 2020. The results of this analysis implied an equity value per share range of $29.55 to $36.90.

•

The following paragraph and table are inserted after the sixth paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Financial Analyses—Discounted Cash Flow Analysis”:

For information purposes only, using the same foregoing methodology initially described in this “Discounted Cash Flow Analysis” subsection and assuming a 11% weighted average cost of capital and a negative terminal growth rate of (30)%, Lazard performed a sensitivity analysis by increasing or decreasing revenue in each year for U.S. Palforzia Pediatric, increasing the maintenance duration for U.S. Palforzia Pediatric, increasing or decreasing the technical probability of success for other Company product candidates and EU Palforzia Pediatric, or assuming the future equity raise of $125 million, in each case, maintaining all other assumptions the same. Lazard then calculated the impact on the equity value per share of the Company Common Stock of the specified changes to the assumptions. This analysis resulted in the following equity value per share ranges:

Company Product / Segment	Assumption Before Sensitivity Analysis	Variable	Equity Value Per Share
U.S. Palforzia Pediatric	Yearly revenue as reflected and a 20-month maintenance duration.	15% yearly revenue decrease in each year and a 30-month maintenance duration.	$26.35 - $43.05
U.S. AR401	Probability of technical success of 25%	Probability of technical success of 10% to 40%.	$29.40 - $35.70
U.S. Palforzia Adult	Probability of technical success of 63%	Probability of technical success of 50% to 75%.	$31.00 - $34.35
EU Palforzia	Probability of technical success of 80%	Probability of technical success of 70% to 90%.	$32.30 - $33.15
U.S. AIMab7195	Probability of technical success of 10%	Probability of technical success of 5% to 15%.	$32.35 - $33.10
N/A	No equity raise.	Equity raise.	$30.25 - $32.70

•

The fourth paragraph under the heading “Opinions of the Company’s Financial Advisors – Opinion of Lazard Frères & Co. LLC – Financial Analyses – Selected Public Companies Analysis” is amended and restated in its entirety as follows:

For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of August 27, 2020, as a multiple of revenue estimates for 2023 from FactSet Research Systems, referred to in this section as “EV/Revenue,” as indicated in the following tables.

Company	Enterprise Value ($mm)	2023E Revenue ($mm)	Enterprise Value / FY+3 Revenue
Global Blood Therapeutics, Inc.	$3,648	$880	4.1x
Biohaven Pharmaceutical Holding Co. Ltd.	$3,841	$1,032	3.7x
Revance Therapeutics, Inc.	$1,686	$370	4.6x
Intra-Cellular Therapies, Inc.	$848	$510	1.7x
Zogenix, Inc.	$913	$376	2.4x
Esperion Therapeutics, Inc.	$670	$392	1.7x

Enterprise Value / FY+3 Revenue
75th Percentile	4.0x
Median	3.1x
Mean	3.0x
25th Percentile	1.9x

•

The second and third paragraphs under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Financial Analyses—Selected Precedent Transaction Analysis” are amended and restated in its entirety as follows:

Specifically, Lazard reviewed seven merger and acquisition transactions in the biotechnology industry announced since January 1, 2016, that Lazard deemed relevant to consider in relation to the Company and the Transaction. These transactions are listed in the table below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Transaction or to the Company, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Transaction and/or involve targets that, for the purposes of analysis, may be considered similar to the Company.

Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the upfront consideration, as a multiple of the target company’s three-year forward revenues (which are referred to in this section as “Upfront/FY+3 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:

Announcement Date	Acquiror	Target	Upfront Consideration	FY+3 Revenue ($mm)	Upfront/FY+3 Revenue
05/05/20	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.	$1,262	$481	2.6x
01/10/20	Eli Lilly and Company	Dermira, Inc.	$1,066	$335	3.2x
09/30/19	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.	$796	$230	3.5x
09/16/19	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.	$1,419	$350	4.1x
02/25/19	Ipsen	Clementia Pharmaceuticals Inc.	$856	$182	4.7x
07/20/16	Galenica Group	Relypsa, Inc.	$1,424	$412	3.5x
05/16/16	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	$5,121	$1,089	4.7x

Upfront/FY+3 Revenue
75th Percentile	4.4x
Median	3.5x
Mean	3.7x

25th Percentile	3.3x

•

The first paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Other Analyses—Premia Paid Analysis” is amended by adding the following clause and table at the end of such paragraph:

        , as set forth below:

Announcement Date	Acquiror	Target	Premia
08/19/2020	J & J	Momenta	70%
08/17/2020	Sanofi	Principia	35%
05/05/2020	Alexion	Portola	132%
03/02/2020	Gilead	Forty Seven	96%
01/10/2020	Lilly	Dermira	138%
12/09/2019	Sanofi	Synthorx	172%
12/09/2019	Merck	Arqule	107%
12/02/2019	Astellas	Audentes	110%
11/24/2019	Novartis	Medicines Co	45%
10/10/2019	UCB	Ra	112%
09/16/2019	Lundbeck	Alder	79%
2/25/19	Ipsen	Clementia	67%
2/25/19	Roche	Spark	122%
1/7/19	Lilly	Loxo	68%
12/3/18	GSK	Tesaro	182%
10/18/18	Novartis	Endocyte	54%
5/10/18	Lilly	Armo	68%
4/9/18	Novartis	AveXis	88%
1/29/18	Sanofi	Ablynx	112%
1/22/18	Celgene	Juno	91%
12/22/17	Roche	Ignyta	74%
10/30/17	Novartis	AAA	41%
1/9/17	Takeda	Ariad	75%

•

The first paragraph under the heading “Opinions of the Company’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Other Analyses—Research Analyst Price Targets” is amended and restated in its entirety as follows:

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $14.00 per share to $66.00 per Share, as set forth below, as compared to the Offer Price of $34.50 per Share.

Analyst	Price Target
Wedbush Securities	$66.00
Piper Sandler	$60.00
Roth Capital Partners	$50.00
Baird	$47.00
Royal Bank of Canada	$40.00
Cowen	$35.00
Cantor Fitzgerald	$24.00
Goldman Sachs	$18.00
Stifel	$18.00
H.C. Wainwright & Co.	$15.00
Credit Suisse	$14.00

•	The table provided under the heading “Company Management’s Unaudited Prospective Financial Information—Company Management Projections” is amended as follows:

The following line items are added under the heading “EBIT” for each year:

“Total Opex” and “% Margin”

The heading “NOPAT” is added with the following line item:

“% Margin”

The following line items are added under the heading “Unlevered Free Cash Flow”:

“EBIAT,” “Depreciation and Amortization,” “Capital Expenditures” and “Change in Net Working Capital”

(in millions)	2020	2021	2022	2023	2024	2025	2026	2027
EBIT	$(252)	$(196)	$(26)	$125	$235	$395	$562	$665
Total Opex	$264	$271	$287	$348	$417	$474	$531	$578
% Margin	n/m	n/m	n/m	24%	33%	42%	48%	50%
NOPAT	$(252)	$(200)	$(28)	$124	$224	$374	$530	$525
% Margin	n/m	n/m	n/m	24%	32%	40%	45%	39%
Unlevered Free Cash Flow	$(260)	$(204)	$(62)	$85	$193	$340	$495	$498
EBIAT	$(252)	$(200)	$(28)	$124	$224	$374	$530	$525
Depreciation and Amortization	$5	$16	$13	$10	$7	$2	$2	$2
Capital Expenditures	$(5)	$(16)	$(13)	$(10)	$(7)	$(2)	$(2)	$(2)
Change in Net Working Capital	$(8)	$(4)	$(34)	$(39)	$(31)	$(34)	$(36)	$(27)

	2028	2029	2030	2031	2032	2033	2034	2035
EBIT	$709	$748	$854	$916	$914	$874	$777	$570
Total Opex	$636	$677	$721	$779	$734	$631	$541	$481
% Margin	49%	48%	49%	49%	50%	52%	53%	48%
NOPAT	$546	$572	$652	$697	$695	$664	$588	$432
% Margin	38%	37%	38%	37%	38%	40%	40%	37%
Unlevered Free Cash Flow	$543	$549	$622	$679	$691	$679	$610	$474
EBIAT	$546	$572	$652	$697	$695	$664	$588	$432
Depreciation and Amortization	$2	$2	$2	$2	$2	$2	$2	$2
Capital Expenditures	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Change in Net Working Capital	$(3)	$(23)	$(29)	$(18)	$(4)	$15	$22	$42

•	The following are added as a bullet points under the text “The Company Management Projections include certain non-GAAP measures, including as listed below”:

•	“EBIAT” refers to the Company’s total revenue less cost of goods sold and operating expenses, before interest and after taxes.

•	“NOPAT” refers to the Company’s net operating income after taxes, which excludes any cost or tax benefit from financings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary

Dated: October 2, 2020